Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at January 31, 2026.

As at
January 31, 2026
(in millions of Canadian dollars)

Subordinated Debt	8,412
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	7,706
Common Shares	23,708
Contributed Surplus	379
Retained Earnings	47,718
Accumulated Other Comprehensive Income	6,194
Total Shareholders’ Equity	85,705
Non-controlling Interest in Subsidiaries	46
Total Equity	85,751

Total Capitalization	94,163

Notes:
(1)Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the three months ended January 31, 2026.
(2)The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 2, 3, 4, 5 and 6. Please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the three months ended January 31, 2026.

DC_LAN01:249201.1